CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.
Yingu Plaza, 9 Beisihuanxi Road, Suite 1708
Haidian District, Beijing 100080
The People’s Republic of China
+86 10 82525301

November 5, 2008

Jennifer Hardy, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	China Advanced Construction Materials Group, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed October 10, 2008 (Commission File No. 333-152918)

Dear Ms. Hardy:

On behalf of China Advanced Construction Materials Group, Inc. (“China ACM” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) delivered to the Company on October 23, 2008, providing the Staff’s comments with respect to the above referenced Amendment No. 1 to Registration Statement on Form S-1 and the initial filing of the Registration Statement on Form S-1 filed with the Commission on August 8, 2008 (collectively, the “S-1”).

For the convenience of the Staff, a summary of the Staff’s oral comment is included and is followed by the corresponding response of China ACM. References in this letter to “we,” “us” and “our” refer to China ACM unless the context indicates otherwise.

General

1.
Please note that you have not appropriately marked all revised disclosure in the marked copy of the amendment you filed on EDGAR. We cite as examples revised disclosure on pages 5, 7, 10, 33, 34, 38, 39, 44, 45, 48, 49, 50, 54, 58, 1I-2 and II-3 that are not marked. In future amendments please mark all revised disclosure.

CHINA ACM RESPONSE: We have ensured that all of the revised disclosure in Amendment No. 2 to the S-1 is clearly marked.

Acquisition of BVI-ACM and Related Financing, page 33

2.
In the fourth paragraph, please describe and quantify the fees and expenses incurred in the private placement transaction and disclose who they were paid to. If any fees were paid to the investors, please disclose them.

CHINA ACM RESPONSE: We have revised the disclosure in the S-1 to quantify the fees and expenses incurred in the private placement and to disclose who they were paid to. No fees were paid to the investors.

3.
On page 34, you indicate that no established trading market existed for your common stock. However, on page 20, you indicate that your common stock has been quoted on the OTC Bulletin Board since May 19, 2008 under the symbol “CADC.OB.” Please clarify what you mean when you indicate that no established trading market existed. Furthermore, you indicate that the market price of your common stock at the time of the private placement is determined by valuing the shares of common stock underlying the convertible preferred stock by allocating the purchase price paid by the investors in a cash transaction between a willing buyer and a willing seller, the 9% dividend coupon discounted to present, and the value of warrants issued to investors by CRR Binomial model. Please tell us how you determined that this was an appropriate method of determining the value of your common stock. Please provide a detail example of this valuation and cite the accounting literature used to support your conclusion. Please also explain why the stock price as quoted on the OTC bulletin board was not a more reliable market price of your common stock.

CHINA ACM RESPONSE: At the time of the private placement, our common stock had been quoted on the OTC Bulletin Board for approximately three weeks, during which time there were no trades in our common stock; the first trade in our common stock occurred on June 16, 2008. Accordingly, there was no established market price for our securities at the time of the private placement, and the disclosed method was used to determine the value of our common stock.

In the absence of a current market trading price for the company’s common stock, the cash proceeds received in the private placement transaction are the best indication of “fair value”. In determining fair value, FAS 157 draws a distinction between an “entry” price (the price paid in a transaction when an asset is acquired or an obligation is assumed) and an “exit” price (the price that would be realized if the asset were disposed of or the obligation was settled). The intent in carrying assets and liabilities at fair value is to value them based on the “exit” price, rather than the “entry” price. Whereas the price paid in a transaction may be indicative of the “entry” price, it is not necessarily presumptively evidence of the “exit” price. FAS 157 also notes in paragraph 17 that in many cases, the transaction price will equal the exit price and, therefore, represent the fair value of the asset or liability at the initial recognition. The Company’s common stock has only recently begun to be quoted on the OTC Bulletin Board and at the time of the private placement, there had been no trades in our common stock. Accordingly, because there is no previously established market price for the company’s common stock, it is assumed that the amount paid by the private placement investors is the best current indicator of fair value. That is, as a cash transaction between a willing buyer and a willing seller, both in possession of the appropriate facts and with no other elements to the transaction other than the Units issued, the amount paid by the investors is deemed to represent fair value at the time of the transaction. That is, there are no known elements of the transaction that would cause the “entry” price to (immediately) differ from the “exit” price.

In the private placement transaction, the Company issued 875,000 of investment units for a total of $7,000,000, each Unit consisting of (i) one share of the Company’s Series A Convertible Preferred Stock, each share of which will be convertible into four shares of Common Stock (for a total of 3.5 million shares), and (ii) one five year warrant to purchase two shares of Common Stock (for a total of 1.75 million shares). The preferred stock is mandatorily redeemable, provided that it has not been previously converted, in two years and bears 9% annual dividend payable quarterly. If the amount paid by the investors is deemed to be fair value as discussed above, then a valuation for the common stock can be derived so that when it is used to value the various instruments issued in the transaction, they aggregate to the $7 million proceeds received. Specifically, the disclosed method assesses the fair value of the convertible preferred stock as a common stock equivalent, enhanced by a 9% fixed coupon. The $7 million purchase price paid by investors are allocated, based on relatively fair value of each, between the convertible preferred stock and the warrants determined by binomial option pricing model. Thus the fair value of the common stock can be derived as depicted in the table below:

4.
Please disclose how you accounted for the registration rights discussed on pages 33 and 34 relating to your private placement on June 11, 2008. Please also include this disclosure in your financial statements for the year ended June 30, 2008- Refer to paragraph 12 of FSP EITF 00-19-2.

CHINA ACM RESPONSE: The Company agreed to file a registration statement to register the Warrents and the common stock issuable upon conversion of the Preferred Stock and exercise of the Warrants. In accordance with FSP EITF 00‐19‐2, registration rights penalties should be accounted for under FAS 5 (i.e., recorded when it is ‘probable’ that penalties will be incurred and it can be “reasonably estimated”). If at the time of issuance it appears that any penalties are “probable,” they should be accrued as part of the allocation of the initial proceeds received. The Company determined that they were not “probable” at inception on June 11, 2008 and that any penalties are not “probable” at fiscal year end June 30, 2008. Accordingly, no accrual for any penalties has been made. The Company will continually re‐assess whether the payment of any penalties is “probable” and, if it becomes “probable” that penalties will be incurred, the estimated amount of those penalties will be accrued. The relevant disclosure has been included in the audited financial statements for the fiscal years ended June 30, 2008 and 2007 in Amendment No. 2 to the Registration Statement.

Executive Compensation, page 47

5.	Please disclose the information set forth in your response to prior comment 26.

CHINA ACM RESPONSE: We have revised the S-1 to disclose that while our president, Xiangsheng Xu, and our chief operating officer, Weili He each have employment agreements which provide for compensation in excess of $100,000, neither individual received actual compensation during the fiscal years ended June 30, 2008 or 2007 in excess of $100,000.

Principal and Selling Stockholders image 53

6.
We note your response to prior comment 34. However, we cannot locate the statement that “unless otherwise indicated, none of the selling stockholders are broker-dealers or affiliates of broker-dealers.” In addition, it does not appear that you have indicated any selling stockholders who are brokers or affiliates of brokers. Please clarify and identify which selling stockholders are brokers or affiliates of brokers.

CHINA ACM RESPONSE: Our disclosure in the S-1 states that

[u]nless otherwise indicated by a footnote, (a) each stockholder has sole voting power and dispositive power with respect to the indicated shares (b) the address of each stockholder who is a director or executive officer is c/o Yingu Plaza, #1708, 9 Beisihuanxi Road, Haidian District, Beijing 100080, China, and (c) none of the selling stockholders are broker-dealers or affiliates of broker-dealers.

None of the footnotes contain disclosure stating that any of the selling shareholders are broker-dealers or affiliates of broker-dealers. Accordingly, none of the selling shareholders are broker-dealers or affiliates of broker-dealers.

Experts, page 63

7.
Your experts wording refers to the financial statements of BVI-ACM; however the only financial statements included in the filing are those of China Advanced Construction Materials Group, Inc. Please revise as necessary.

CHINA ACM RESPONSE: We have revised this portion of the S-1 to stated that the consolidated financial statements are those of China Advanced Construction Materials Group, Inc and its subsidiaries.

Financial Statements

General

8.	We note your response to prior comment 38. Please provide a pro forma statement of income for the most recent fiscal year and most recent interim period as required by Article I of Regulation S-X.

CHINA ACM RESPONSE: As a result of the share exchange transaction consummated on April 29, 2008, BVI-ACM's stockholders own approximately 83.9% of the combined company and the directors and executive officers of BVI-ACM became the directors and executive officers of China ACM. Accordingly, the transaction has been accounted for as a reverse acquisition of China ACM by BVI-ACM resulting in a recapitalization of China ACM. BVI-ACM is deemed to be the acquiror and surviving company for accounting purposes. Accordingly, the historical financial statements for periods prior to April 29, 2008 are those of BVI-ACM except that the equity section and earnings per share have been retroactively restated to reflect the reverse acquisition. The historical cost of net assets of China ACM that were acquired was -$21,640. Total asset of China ACM as of the end of the most recent fiscal year prior to the date of acquisition was $0 and its income from continuing operations for the same period were -$16,070. Therefore, pro forma information is not presented as the financial statements of China ACM are insignificant, falling far below the 20% significance threshold as required by Rule 11-01(b) of Regulation S-X. W have revised the S-1 to state that pro forma information is not presented because the financial statements of China ACM are insignificant.

Statement of Cash Flows, page F-5

9.
Please tell us how you calculated the change in accounts receivable for the year ended June 30, 2008. Your change in accounts receivable of ($4,831,494) does not appear to be the change in balance sheet amounts from June 30, 2007 through June 30, 2008. Please advise or revise your statement of cash flows accordingly.

CHINA ACM RESPONSE: There are two reasons that the change in accounts receivable on the Company’s statement of cash flows does not match up with the change on its balance sheet. First, the Company’s functional currency is Chinese RMB and reporting currency is USD. In accordance with Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows," cash flows from the Company's operations are translated at average exchange rate during the period, while assets and liabilities are translated at exchange rate at the end of period. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet due to exchange rate effect. Second, during fiscal year 2008, the Company assigned $6,083,571 to suppliers to satisfy payables owed to them. Balance of accounts receivable reported on the balance sheet is after deducting the amounts being assigned, while they have no effect on statement of cash flows as the transaction is a non-cash event.

Principles of Consolidation, page F-8

10.
As previously requested in prior comment 55, please help us understand how you determined Beijing Xin Ao Co., Ltd. was a variable interest entity based on paragraph 5 of FIN 46(R). Please disclose the specific facts and circumstances that led to this determination. Please provide a detailed explanation referencing paragraph 5 of FIN 46(R).

CHINA ACM RESPONSE: Paragraph 5 of FIN 46(R) provides that an entity is subject to consolidation “if, by design, conditions in a, b, or c exist”; specifically, conditions in b provides that equity investors lack controlling financial interest in the entity as evidenced by any one of the following three:

(i) The equity investors lack significant decision-making ability through voting rights or similar rights. In the series of contractual arrangements entered by China-ACMH and Beijing Xin Ao, China-ACMH effectively takes over management of daily business activities of Xin Ao and has the right to appoint all executives and senior management and members of the board of directors of Xin Ao. Furthermore, 100% equity holders of Beijing Xin Ao signed a Power of Attorney, which authorizes the individuals appointed by China-ACMH to exercise all of their voting rights as shareholder at Xin Ao’s shareholder meetings.

(ii) & (iii) Equity investors lack the right to receive the expected returns or the obligation to absorb the expected losses of the entity. China ACMH and Xin Ao entered agreements that China ACMH will provide exclusive technical consulting and services to Xin Ao for an annual fee in the amount of Xin Ao’s yearly net income, and serve as guarantor for all of Xin Ao’s business activities with any third parties and in return is guaranteed all of Xin Ao’s assets. To further reinforce China ACMH’s rights under this condition, shareholders of Xin Ao have pledged their shares in Xin Ao as collateral for the fees for technical and other services due to the Company and have granted China-ACMH the exclusive right and option to acquire all of their equity interests in Xin Ao.

Based on above facts and circumstances, the Company concludes that Xin Ao is a variable interest entity subject to consolidation under the Interpretation and China ACM is the primary beneficiary through its wholly owned subsidiaries. The relevant disclosure has been included in the audited financial statements for the fiscal years ended June 30, 2008 and 2007 in Amendment No. 2 to the Registration Statement.

Redeemable Preferred Stock, pages F-13

11.
We have read your response to comment 49 from our letter dated September 5, 2008. You indicate that you discounted the fair value of the warrants from the carrying value of the redeemable stock. Please tell us whether you allocated the proceeds of the offering between the preferred stock and warrants based on the relative fair value in accordance with APB 14.

CHINA ACM RESPONSE: We confirm that the $7,000,000 gross proceeds were allocated between the preferred stock and warrants based on the relative fair value of each. The fair value of the preferred stock was determined to be $5,798,064 and fair value of warrants $1,201,935 on June 11, 2008.

12.
Please help us better understand how you determined the appropriate accounting treatment for the convertible preferred stock. Specifically, please tell us which specific paragraphs of SFAS 150 led you to determine that this convertible preferred stock should be accounted for pursuant to SFAS 150. Refer to paragraphs 9 through 15 of SFAS 150. For example, if you believe that the preferred stock is a mandatorily redeemable financial instrument, please provide us with a comprehensive explanation as to how you determined this based on paragraphs 9, 10, and A9 of SFAS 150. Please also tell us what consideration you gave to EITF Topic D-98. Please provide us the specific clauses of each of the agreements that relate to the redemption features and tell us how you determined the appropriate classification of the preferred stock in light of these. Please also tell us how you determined that the effective conversion price was higher than the market price pursuant to EITF 98-5 and EITF 00-27.

CHINA ACM RESPONSE: There are two particular characteristics that led to a conclusion that, in substance, the convertible preferred stock is more akin to a debt instrument than an equity instrument. Firstly, the Preferred Stock has the following dividend rights as disclosed in Paragraph 2 of the Company’s Certificate of Designations:

The holders of shares of Series A Preferred Stock shall be entitled to receive cumulative dividends on each share of Series A Preferred Stock, payable in cash, out of funds legally available therefor at the annual rate of nine percent (9.0%) of the Dividend Base Amount (as defined below), payable quarterly in arrears. Dividends on the Series A Preferred Stock shall accrue on a daily basis from the date of issuance and are cumulative from such date whether or not the Corporation has earnings or profits, there are funds legally available for the payment of such dividends, the Corporation has sufficient cash, or dividends are declared.

The fact that the “dividends” are payable whether or not the Company has earnings or profits suggests that the payments are more akin to interest on a debt obligation, rather than an apportionment of earnings to the equity holders in the Company.

Secondly, the Company is required to redeem the Preferred Stock pursuant to Paragrapg 9 of the Company's Certificate of Designations and the terms of the offering:

The Corporation shall, upon the second (2nd) anniversary of the original issuance date of the Series A Preferred Stock, redeem all of the outstanding shares of Series A Preferred Stock at an amount equal to 100% of the Agreed Stated Value, plus all accrued dividends unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon (collectively, the “Redemption Price”); provided, however, if the shares of common stock underlying the Series A Preferred Stock are not available for resale pursuant to an effective registration statement or pursuant to Rule 144 of the Securities Act, each holder of the Series A Preferred Stock shall have the option of retaining its shares of Series A Preferred Stock. Any holder exercising such right to retain its shares of Series A Preferred Stock must notify the Company not later than the close of business on the Redemption Date (as defined below).” [Certificate of Designation: 9. Mandatory Redemption], and, “Upon the two (2) year anniversary of the Closing Date, subject to the prior conversion by the holders, the Company will redeem any outstanding Preferred Stock at $8.00 plus accrued but unpaid dividends, provided that: (i) the shares of Common Stock underlying the Preferred Stock are available for resale pursuant to an effective registration statement or pursuant to Rule 144 of the Securities Act; and (ii) the redemption applies to all outstanding shares of Preferred Stock, provided that, if the Registration Statement has not been declared effective by the second anniversary of the Closing Date, the Investor shall have the option of retaining the Preferred Stock.

Althought the holder may elect to retain the preferred stock, the Company's obligation to redeem is unconditional. This redemption feature would again suggest that the Preferred Stock is more akin to a debt instrument than an equity instrument. And, upon the second anniversary of the preferred stock issuance, when the shares become manditorily redeemable, pursuant to Paragraph 9 of SFAS 150, the shares would be classified as liabilities, measured initially at fair value.

 In accordance to Rule 5-02.28 of Regulation S-X, as discussed in Paragraph 4 of EITF Topic D-98, “...Securities with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity. The SEC staff believes that all of the events that could trigger redemption should be evaluated separately and that the possibility that any triggering event that is not solely within the control of the issuer could occur—without regard to probability—would require the security to be classified outside of permanent equity.”

While the preferred stock is not “mandatorily redeemable financial instrument” until two years from the date of issue, we believe Rule 5-02.28 of Regulation S-X and EITF Topic D-98, require the total amount of the gross proceeds be excluded from permanent equity. And, since the nature of the instrument is more akin to debt then equity, the Company recorded the redeemable preferred stock as a liability.

In accordance to EITF 98-5 and EITF 00-27, the effective conversion price based on the proceeds received for or allocated to the convertible instrument should be used to compute the intrinsic value, if any, of the embedded conversion option. The relative fair value of convertible preferred stock was determined to be $5,798,064 on the transaction day (net of the discount from the allocation of proceeds to fair value of the warrants issued). The preferred stock can be converted into 3.5 million common shares. Therefore, the effective conversion price is $1.66 (the allocated proceeds divided by number of common shares to be received upon conversion). At the time of the private placement, the Company’s common stock had been quoted on the OTC Bulletin Board for approximately three weeks, during which time there were no trade in the common stock. In the absence of an established market trading price for the company’s common stock, the cash proceeds received in the private placement transaction are deemed to be the best indication of “fair value” and a valuation of the common stock is derived to be $1.33 per share (as discussed in detail in response to Comment 3 above). Since the effective conversion price is higher than fair value of the common stock, the conversion option had no intrinsic value on the date of transaction and no beneficial conversion feature was recorded.

Income Taxes, page F-14

13.
We have read your response to comment 43 from our letter dated September 5, 2008. Please provide the disclosures required by paragraphs 20 and 21 of FIN 48. At a minimum, please disclose your policy on classification of interest and penalties in accordance with paragraph 19 of FIN 48 and provide a tabular reconciliation of the total amounts of unrecognized tax benefits.

CHINA ACM RESPONSE: The Company and its subsidiaries have no operations within the United States and are governed by the Income Tax Law of the People’s Republic of China (PRC). The Company was granted an income tax exemption from January 1, 2003 through December 31, 2007 by the State Administration of Taxation, PRC, due to use of recycled raw materials in its production. The Company only started to be subject to a Chinese Enterprise Income Tax rate of 25% from January 1, 2008 and there is no unrecognized tax benefit for twelve months ended June 30, 2008 and 2007. The Company intends to classify any interest and penalty assessed due to underpayment of income taxes as interest expense and other expenses, respectively. The Company incurred no such expenses for periods ended June 30, 2008 and 2007. The relevant disclosure has been made in the audited financial statements for the fiscal years ended June 30, 2008 and 2007 in Amendment No. 2 to the Registration Statement, in Note 2 - Summary of significant accounting policies, Income tax and Chinese income tax.

14.
On page F-14, you indicate that there were no deferred tax amounts as of June 30, 2008 and 2007. With regard to provisions, reserves, inventory valuation methods, depreciation, and amortization of intangibles, please tell us how you determined that there were no temporary differences during the years ended June 30, 2008 and 2007. Please also disclose whether tax holidays or incentives affect your conclusion regarding temporary differences during the years ended June 30, 2008 and 2007. Refer to SFAS 109 and revise your disclosures accordingly.

CHINA ACM RESPONSE: The Company is governed by the Income Tax Law of the People’s Republic of China (PRC) concerning Foreign Investment Enterprises and Foreign Enterprises and various local income tax laws. Since the Company has no operations in the United States, there is no provision for US income taxes including any deferred tax amounts as a result of US tax reporting.

Note 3 — Supplemental Disclosure of Cash Flow Information, page F-18

15.
We have read your response to comment 44 from our letter dated September 5, 2008. It is not clear where you have addressed comment 44 in your filing. Your current disclosure indicates that you had assigned accounts receivable in the amount of $6,069,802 and. S 13,776,694 in 2008 and 2007 to the suppliers as an offset of the liabilities owed recorded under accounts payable. As previously requested, please tell us and disclose how you have presented the accounts receivable and liability amounts on your balance sheets. If you have offset these amounts on your balance sheets, please tell us how you determined this was appropriate based on the guidance of FIN 39. Please also tell us where collections of assigned receivable are recorded in the statement of cash flows.

CHINA ACM RESPONSE: In the ordinary course of business, the Company may sometimes transfer its legal rights in its accounts receivable to suppliers in order to satisfy liabilities owed to those suppliers. Such assignments need to be agreed upon and accepted by all parties involved. By assigning (transferring of legal rights in) accounts receivable owed by our customers to our suppliers, the company derecognized the receivables and extinguished the payables owed to suppliers these receivables being assigned to, thus removed these receivables and payables from balance sheets as reported thereof, which, though indistinguishable in their display effect on balance sheet, is conceptually different from “offsetting” as defined in FIN 39, where the reporting party is both debtor and creditor to the same third party and may, after meeting certain conditions, elect to set off the debt owed to the third party by amount the third party owes to itself thus report a net amount on balance sheet. FIN 39 does not address the issue of de-recognition of assets and liabilities.

The transfer of the receivables to suppliers has no effect on the cash flow statement since the transaction is a non-cash event as disclosed in Note 3 to the financial statements. Suppliers will collect the assigned receivable from customers as agreed upon in the assignment.

The relevant disclosure has been made in the audited financial statements for the fiscal years ended June 30, 2008 and 2007 in Amendment No. 2 to the Registration Statement

Note 5 - Accounts receivable trade page F-19

16.
We have read your response to comment 45 from our letter dated September 5, 2008. On page F-13, you indicate that the ultimate collection of account receivable may take more than a year and as such is reflected as non-current. Please disclose the nature of both current and non-current receivables and the typical payment terms associated with these accounts receivables. Please also disclose how you evaluate whether non-current amounts are collectible.

CHINA ACM RESPONSE: Our accounts receivable are generated from concrete products sold and technological consulting services provided to clients. The payment terms are defined in contracts. Over 80% of our receivables are due within a year by contract and are classified as current assets on the balance sheet. For some large construction projects that take years to complete, we may provide extended payment terms to the general contractors. These contarctors are usually large state-owned builders with good credit ratings.Our sales and accounting departments together evaluate at each period end the aging, structure and collectibility of accounts receivable and for these receivables that are past due or not being paid according to payment terms, we will take actions including sending out past due notice, strengthening collections efforts, lowering the client's credit rating, seeking legal resolution in a court of law, and increasing allowance for bad debt. The relevant disclosure has been made in the audited financial statements for the fiscal years ended June 30, 2008 and 2007 in Amendment No. 2 to the Registration Statement

Note 13 — Earnings Per Share, page F-27

17.
Please tell us how you determined that it was appropriate to subtract loan issuance costs and unamortized discount on convertible notes from net income for diluted earnings per share. Please also tell us what consideration you gave to your convertible preferred stock in calculating your basic and diluted earnings per share in accordance with SFAS 128.

CHINA ACM RESPONSE: On June 11, 2008, the Company issued 875,000 shares of preferred stock, each of which can be converted into four shares of common stock. The convertible preferred stock are mandatorily redeemable at the end of two years if not yet converted. As of June 30, 2008, none of the preferred stock had been converted. In calculating diluted earnings per share, the convertible preferred stock was treated as common stock equivalents on an as-converted basis and the weighted average shares outstanding for the period ended June 30, 2008 were 191,257. The unamortized loan issuance costs and discount associated with issuing the preferred stock are subtracted from net income for calculating diluted earnings per share, as if the preferred stock were converted at the beginning of the period, at which time all unamortized costs would be expensed as interest. None of the warrants outstanding at end of the fiscal year 2008 were dilutive and they were not included in the computation of diluted earnings per share. The previous disclosure in Note 13 has been corrected in the audited financial statements for the fiscal years ended June 30, 2008 and 2007 in Amendment No. 2 to the Registration Statement

Form 10-K for the Year Ended June 30, 2008

General

18.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

CHINA ACM RESPONSE: We will ensure that the response to the comment below will be included in our future filings.

Controls and Procedures, page 69

19.	Please clearly disclose whether or not you determined your internal controls over financial reporting to be effective. Refer to Item 308(a)(3) of Regulation S-K.

CHINA ACM RESPONSE: Our future filings will include disclosure regarding internal controls over financial reporting in a form substantially similar to the following:

Based on that evaluation, our management concluded that our internal control over financial reporting is effective as of [September 30, 2008], and was effective during the entire [quarter] ended [September 30, 2008]. Management is not aware of any material weaknesses in internal control over financial reporting that have caused material inaccuracies or errors.

*****

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Scott C. Kline, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside counsel at (415) 983-1523.

Sincerely,

CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.

By:	/s/ Xianfun Han
Xianfun Han
Chairman, President and Chief Executive Officer